UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579202

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579202	Schedule 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMR Associates NC, L.P. 33-2253384
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 629579202	Schedule 13D	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 872,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,195
	8	SHARED VOTING POWER 203,972
	9	SOLE DISPOSITIVE POWER 9,195
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D	Page 5 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,195
	8	SHARED VOTING POWER 203,972
	9	SOLE DISPOSITIVE POWER 9,195
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D	Page 6 of 11 Pages

Part II to Schedule D

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class B common stock, par value $1.00 per share (“Class B Common”), of NACCO Industries, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 22901 Millcreek Boulevard, Suite 600, Cleveland, Ohio 44122.

Item 2.	Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of AMR Associates NC, L.P., a Delaware limited partnership (“AMR Associates NC”), the individuals whose trusts are the general partners of AMR Associates NC (the “General Partners”) and the individual whose trust is the limited partner of AMR Associates NC (the “Limited Partner” and, collectively with AMR Associates NC and the General Partners, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class B Common of the Issuer as a result of (i) such Reporting Persons, including their trusts, becoming signatories to the Limited Partnership Agreement of AMR Associates NC, L.P., dated as of December 5, 2024, among the partners party thereto (the “AMR Associates NC Partnership Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference and (ii) the contribution of an aggregate of 203,972 shares of Class B Common from the Limited Partner to AMR Associates NC on December 13, 2024.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

AMR Associates NC, L.P. AMR Associates NC is a Delaware limited partnership. Its principal business is to hold, under common management, shares of Class A common stock of the Issuer, par value $1.00 per share (“Class A Common”) and Class B Common, beneficially owned by certain of the Reporting Persons. The address of its principal business and its principal office is 5875 Landerbrook Drive, Suite 300, Mayfield Heights, Ohio 44124-4017. The following Reporting Persons are trustees and primary beneficiaries of trusts acting as General Partners or Limited Partner of AMR Associates NC: Helen R. Butler, Clara T. Rankin Williams and Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of the Issuer at 22901 Millcreek Boulevard, Suite 600, Cleveland, Ohio 44122, (b) Non-Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060 and (c) Executive Chairman of Hyster-Yale, Inc. at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124.

Clara T. Rankin Williams. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a Sales Associate at Wool and Willow.

Item 3.	Source and Amount of Funds or Other Consideration.

The Class B Common held by the Reporting Persons was primarily acquired when the Issuer was reorganized in 1986, or subsequently as recipients of gifts or bequests of Class B Common, as successor trustees for trusts holding Class B Common.

Subsequently, the Reporting Persons have acquired shares of Class B Common in swaps under the Stockholders’ Agreement (as defined below). In addition, the General Partners contributed an aggregate of 2,064 shares of Class A Common and the Limited Partner contributed an aggregate of 203,972 shares of Class B Common to AMR Associates NC on December 13, 2024 as capital contributions, pursuant to the AMR Associates NC Partnership Agreement, in connection with the formation of AMR Associates NC.

CUSIP No. 629579202	Schedule 13D	Page 7 of 11 Pages

Item 4.	Purpose of Transaction.

The purpose of the formation of AMR Associates NC and the Reporting Persons entering into and delivering the AMR Associates NC Partnership Agreement, and the acquisition by AMR Associates NC of the Class A Common and Class B Common, was to (a) provide the Reporting Persons with a mechanism for consolidating the management of their holdings of Class A Common and Class B Common in a manner that would allow coordinated family management of such Class A Common and Class B Common and (b) to facilitate the estate planning objectives of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 203,972 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the AMR Associates NC Partnership Agreement, representing 13.0% of the outstanding Class B Common as of December 13, 2024.

AMR Associates NC, L.P. AMR Associates NC is made up of the entities holding limited and general partnership interests in AMR Associates NC. AMR Associates NC may be deemed to be a “group” as defined under the Act and therefore may be deemed as a group to beneficially own 203,972 shares of Class B Common held by AMR Associates NC. Although AMR Associates NC holds the 203,972 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Helen R. Butler and Clara T. Rankin Williams, as trustees and primary beneficiaries of trusts that are General Partners, are deemed to share the power to vote and dispose of such shares of Class B Common. Alfred M. Rankin, Jr., as trustee and primary beneficiary of a trust that is the Limited Partner, is deemed to share the power to dispose of shares of Class B Common. Collectively, the 203,972 shares of Class B Common beneficially owned by AMR Associates NC constitute approximately 13.0% of the Class B Common outstanding as of December 13, 2024.

Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I (as defined below) with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV (as defined below) with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV and (c) as trustee and beneficiary of the Limited Partner, shares the power to dispose of 203,972 shares of Class B Common with the General Partners. Collectively, the 1,076,343 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 68.8% of the Class B Common outstanding as of December 13, 2024.

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 9,195 shares of Class B Common. Ms. Butler (a) as trustee and beneficiary of certain trusts, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and the other limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) as trustee and beneficiary of a General Partner, shares the power to vote the 203,972 shares of Class Common B held by AMR Associates NC with the other General Partner and shares the power to dispose of 203,972 shares of Class B Common with the other General Partner and the Limited Partner. Collectively, the 1,085,538 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 69.3% of the Class B Common outstanding as of December 13, 2024.

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 9,195 shares of Class B Common. Ms. Williams (a) as trustee and beneficiary of certain trusts, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) as trustee and beneficiary of a General Partner, shares the power to vote the 203,972 shares of Class Common B held by AMR Associates NC with the other General Partner and shares the power to dispose of 203,972 shares of Class B Common with the other General Partner and the Limited Partner. Collectively, the 1,085,538 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 69.3% of the Class B Common outstanding as of December 13, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

AMR Associates NC, L.P.

Under the terms of the AMR Associates NC Partnership Agreement, filed as Exhibit 1 hereto and incorporated herein by reference, the General Partners have the power to vote the Class A Common and Class B Common held by the partnership. Further, under such terms, the General Partners generally exercise such power by a vote of the General Partners holding a majority of the general partnership interests.

CUSIP No. 629579202	Schedule 13D	Page 8 of 11 Pages

The AMR Associates NC Partnership Agreement restricts the transfer of all partnership interests, including the general partnership interests, in AMR Associates NC (“AMR Associates NC Partnership Interests”) by the partners and provides the partners and the partnership with a right of first refusal to acquire AMR Associates NC Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of AMR Associates NC Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the AMR Associates NC Partnership Agreement.

Stockholders’ Agreement

The Amended and Restated Stockholders’ Agreement, dated as of September 29, 2017, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common that are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered a right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of 30 business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common that are subject to the terms of the Stockholders’ Agreement. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Stockholders’ Agreement.

Subsequent to September 29, 2017, the Stockholders’ Agreement was amended to add additional and remove certain signatories. These amendments are filed as Exhibits 3 through 8 hereto and incorporated herein by reference.

Rankin Associates I, L.P.

Under the terms of the Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P. (“Rankin I”), dated as of December 8, 2021 (the “Rankin I Partnership Agreement”), filed as 9 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote the Class A Common and Class B Common held by Rankin I.

CUSIP No. 629579202	Schedule 13D	Page 9 of 11 Pages

Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

Rankin Associates II, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of December 8, 2021 (the “Rankin II Partnership Agreement”), filed as Exhibit 10 hereto and incorporated herein by reference, Rankin Management, Inc. (“RMI”), as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

Rankin Associates IV, L.P.

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P. (“Rankin IV”), dated as of December 8, 2021 (the “Rankin IV Partnership Agreement”), filed as Exhibit 11 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

CUSIP No. 629579202	Schedule 13D	Page 10 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Limited Partnership Agreement of AMR Associates NC, L.P., dated as of December 5, 2024

Exhibit 2	Amended and Restated Stockholders’ Agreement, dated as of September 29, 2017, by and among the Issuer, the other signatories thereto and the Depository (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed by the Issuer on October 5, 2017, Commission File Number 001-09172)

Exhibit 3	Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 14, 2019, by and among the Issuer, the other signatories thereto and the Depository (incorporated by reference to Exhibit 4.5 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, Commission File Number 001-09172)

Exhibit 4	Second Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 12, 2021, by and among the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 60 filed with Amendment No. 27 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 12, 2021, Commission File Number 005-38001)

Exhibit 5	Third Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 11, 2022, by and among the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 62 filed with Amendment No. 28 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 11, 2022, Commission File Number 005-38001)

Exhibit 6	Fourth Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 10, 2023, by and among the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 67 filed with Amendment No. 29 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 10, 2023, Commission File Number 005-38001)

Exhibit 7	Fifth Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 9, 2024, by and among the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 69 filed with Amendment No. 30 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 12, 2024, Commission File Number 005-38001)

Exhibit 8	Sixth Amendment to Amended and Restated Stockholders’ Agreement, dated December 16, 2024, by and among the Depository, the Issuer, the new Participating Stockholder and the Participating Stockholders

Exhibit 9	Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021 (incorporated by reference to Exhibit 63 filed with Amendment No. 28 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 11, 2022, Commission File Number 005-38001)

Exhibit 10	First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 8, 2021 (incorporated by reference to Exhibit 64 filed with Amendment No. 28 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 11, 2022, Commission File Number 005-38001)

Exhibit 11	Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021 (incorporated by reference to Exhibit 65 filed with Amendment No. 28 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 11, 2022, Commission File Number 005-38001)

Exhibit 12	Joint Filing Agreement

Exhibit 13	Power of Attorney (included in Exhibit 1)

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 629579202	Schedule 13D	Page 11 of 11 Pages

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2024

AMR ASSOCIATES NC, L.P.

By:	2012 Helen R. Butler Trust U/A/D June 22, 2012, General Partner

By:	/s/ Helen R. Butler
Helen R. Butler
Trustee

REPORTING INDIVIDUALS

/s/ Helen R. Butler
Name:	Helen R. Butler on behalf of herself and as:
Attorney-in-Fact for Alfred M. Rankin, Jr.*
Attorney-in-Fact for Clara T. Rankin Williams*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 hereto.